EXHIBIT 99.1

Evaxion Announces Successful Completion of the Initial Phases of Ongoing Vaccine Collaboration with MSD

COPENHAGEN, Denmark, Feb. 20, 2024 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) ("Evaxion" or the "Company"), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, announces the successful completion of the initial phases of its vaccine collaboration with MSD (tradename of Merck & Co., Inc., Rahway, NJ, USA). The vaccine development project combines both organizations' unique capabilities and know-how.

Evaxion's Chief Executive Officer Christian Kanstrup expresses enthusiasm, "In September last year, we announced a collaboration with a leading pharma company, and today we are proud to present that this collaborator is MSD. Further, we are excited about the successful conclusion of the vaccine target discovery and design phases of the collaboration and are eagerly awaiting the next phase. We strongly believe that this collaboration will further validate the power of our AI-Immunology™ platform and contribute to improving lives by designing unique vaccines addressing serious medical conditions."

Using Evaxion's proprietary platform, AI-Immunology™, Evaxion has identified novel vaccine targets against a bacterial pathogen causing severe health issues. The conclusion of the antigen discovery and design phases marks a significant milestone for the development of the vaccine candidate, EVX-B3.

Tarit Mukhopadhyay, Vice President, Head of Infectious Diseases and Vaccine Discovery at MSD Research Laboratories, said: "At MSD, we are exploring new ways to apply AI technologies across the discovery-development continuum. We are excited to further advance our work with the Evaxion team."

For information about the initial collaboration announcement, please refer to our previous press release.

About EVX-B3

EVX-B3 is a bacterial vaccine development project carried out in collaboration with MSD (tradename of Merck & Co., Inc., Rahway, NJ, USA). The project aims to address a pressing global medical issue by targeting an undisclosed bacterial pathogen for which no preventive or curative options are currently available.

About AI-Immunology™

AI-Immunology™ is a scalable and adaptable artificial intelligence technology platform at the forefront of vaccine discovery for infectious diseases and cancers. By integrating the collective power of proprietary AI models PIONEER™, EDEN™, RAVEN™, and ObsERV™, the platform can model the complexity of the patient's immune system. AI-Immunology™ advanced computational modeling swiftly and uniquely identifies, predicts, and designs vaccine candidates, revolutionizing the landscape of immunotherapy by offering a holistic and personalized approach to combat fast-evolving pathogens and malignant cells.

About EVAXION

Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion's proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients' lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-Looking Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "target," "believe," "expect," "hope," "aim," "intend," "may," "might," "anticipate," "contemplate," "continue," "estimate," "plan," "potential," "predict," "project," "will," "can have," "likely," "should," "would," "could," and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide ongoing COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia and the Middle East; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.

Contact Information

Evaxion Biotech A/S
Christian Kanstrup
Chief Executive Officer
cka@evaxion-biotech.com
Source: Evaxion Biotech